Exhibit 99.1

Nano Dimension, in Collaboration with the Israeli Ministry of Defense, Receives Grant to Develop 3D Printing of Ceramic Materials, Designated for the Aerospace and Aviation Sectors

NESS ZIONA, Israel- February 6, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has received a budget from MEIMAD committee of the Israel Innovation Authority which will be used to finance a project to develop 3D printing of advanced ceramic materials in inkjet technology. The total approved budget for this project is NIS 1.4 million (approximately $372,000), of which the Israel Innovation Authority will finance 50%. The terms of the grant provide that the company will pay royalties on future sales of any funded technology up to the full grant amount.

The mechanical strength and thermal resistance properties of the ceramic materials make them a crucial element used for a variety of needs in the aerospace and aviation sectors. The technologies available today to create ceramic elements are expensive, time consuming from the design stage until final assembly, and do not support the creation of complex structures.

Nano Dimension’s novel 3D printing technology enables the creation of precise 3D manufacturing, while using a variety of different materials through a single manufacturing process. The combination of a fast manufacturing process together with high printing resolution and multi materials, results in the ability to manufacture elements with advanced properties. Nano Dimension’s technology has the potential to create the next generation of ceramic elements for the aerospace and aviation sectors.

An example of one of the many applications of 3D printed ceramic materials, is using the ceramic material as the dielectric material used to print PCBs. This usage is potentially revolutionary, since the insulation and mechanical strength properties of the ceramic material are infinitely better than the properties of the materials currently used in the PCB industry.

A ceramic material is a solid material that is neither organic nor metallic. The mechanical properties of ceramic materials are crucial in structural and building materials, as well as textile fabrics. These properties include elasticity, plasticity, tensile strength, compressive strength, shear strength, and more.

MEIMAD is a joint venture of the Innovation Authority, Ministry of Finance and the Administration for the Development of Weapons and Technological Infrastructure of the Ministry of Defense. The goal of the program is to promote military, defense, and commercial R&D of dual use technologies, which will contribute to national security, yet possess financial potential.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software, and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards), and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company’s American Depositary Shares on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses the details of grants to be received from the Israel Innovation Authority, the potential and possible uses of the company’s products, and that the company’s technology has the potential to create the next generation of ceramic elements for the aerospace and aviation sectors. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com